Exhibit 99.1

OPTIBASE LTD.
7 Shenkar St. Herzliya
972-9-970-9200

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 17:00, Israel time, on Wednesday, November 2, 2005, at the Company’s offices at 7 Shenkar St., Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 6, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours, Tom Wyler, President and Executive Chairman of the Board of Directors

Herzliya, Israel
October 5, 2005

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St. Herzliya
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 17:00 Israel time, on Wednesday, November 2, 2005, at the Company’s offices at 7 Shenkar St., Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ended December 31, 2005 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To amend the Company’s articles of association by substituting the current article 32 through 35 with new articles 32 through 35 regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same to Amendment no. 3 of the Israeli Companies Law, 1999 (the “Amendment”) regarding, inter alia, insurance, indemnity and exemption of directors and officers; A copy of the current articles 32 through 35 marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Exhibit A.

    5.        To approve the grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 4 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in the form attached hereto as Exhibit B accordingly; and

    6.        To approve the grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 4 above, of a prospective undertaking to indemnify Mr. Tom Wyler, the President and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company and the issuance of a letter of indemnification in the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Wyler is identical to the indemnity granted to all other directors and officers of the Company, as described in Proposal No. 5 herein.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2004.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Only shareholders of record at the close of business on September 29, 2005 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

        Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Tom Wyler, President and Executive Chairman of the Board of Directors

Herzliya, Israel
October 5, 2005

OPTIBASE LTD.
7 Shenkar St. Herzliya
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 17:00, Israel time, on Wednesday, November 2, 2005, at the Company’s offices at 7 Shenkar St., Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Board of Directors three directors currently in office;

    2.        To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ended December 31, 2005 and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries;

    4.        To amend the Company’s articles of association by substituting the current article 32 through 35 with new articles 32 through 35 regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same to Amendment no. 3 of the Israeli Companies Law, 1999 (the “Amendment”) regarding, inter alia, insurance, indemnity and exemption of directors and officers; A copy of the current articles 32 through 35 marked to show the changes made in such articles in accordance with the Amendment is attached hereto as Exhibit A.

    5.        To approve the grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 4 above, of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in the form attached hereto as Exhibit B accordingly; and

    6.        To approve the grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 4 above, of a prospective undertaking to indemnify Mr. Tom Wyler, the President and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company and the issuance of a letter of indemnification in the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Wyler is identical to the indemnity granted to all other directors and officers of the Company, as described in Proposal No. 5 herein.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2004.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals No. 1 through No. 5 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

        The approval of each of Proposal No. 4 and 6 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy, provided that either:

(i)	the majority vote at the Meeting includes at least one-third of the total votes of shareholders having no personal interest in the proposal, participating at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed one percent (1%) of the total voting rights in the Company.

        Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting advise the Company whether or not that shareholder has a personal interest in the approval of each of Proposal No. 4 and 6. Each shareholder that delivers a signed proxy card to the Company must indicate on the proxy card whether or not that shareholder has a personal interest in the approval of each such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of such proposals will not be eligible to vote their shares as to each such proposal.

        Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)	a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)	a personal interest of another entity in which that person or his or her relative (as defined above) holds five percent (5%) or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

        A personal interest resulting merely from holding Optibase Ltd.‘s shares will not be deemed a personal interest.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposal No. 4 and Proposal No. 6). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

        Note for shareholders in street name

        Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about October 5, 2005 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 13,215,460 Shares outstanding as of September 26, 2005 (such number excludes 531,023 Shares held by the Company). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth as of September 26, 2005 the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name and Address	Number of Shares beneficially owned[1]	Percent of Shares Beneficially Owned
Tom Wyler	1,945,833[2]	14.56%
Arthur Mayer-Sommer	1,200,000	9.08%
Moshe and Avraham Namdar[3]	1,024,076[4]	7.75%
Kern Capital Management LLC[5]	962,500	7.28%
All directors and officers of the Company as a group (16 persons)	2,499,707[6]	17.96%

1.	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 26, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Attachment 13D filing with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2.	Mr. Tom Wyler serves as President and Executive Chairman of the Board of Directors since November 2004 and prior to that served in other senior executive positions in the Company. In December 2002, the Company’s shareholders approved a grant of 200,000 options exercisable into 200,000 Shares to Mr. Wyler, subject to certain adjustments, at an exercise price of $2.38 per option and vesting over a 4-year period and in December 2004 the Company’s shareholders approved an additional grant to Mr. Wyler of 100,000 options exercisable into 100,000 Shares, subject to certain adjustments, at an exercise price of $6 per option and vesting over a 4-year period. 145,833 of the aforementioned options are currently vested or will vest within 60 days after September 26, 2005.

3.	Moshe and Avraham Namdar are brothers.

4.	Includes 761,914 Shares held by Moshe Namdar and 262,162 Shares held by Avraham Namdar.

5.	The information is based on the website of Nasdaqonline whose address is www.nasdaq.net.

6.	Includes 1,800,000 Shares and 699,707 Shares issuable upon exercise of options that may be exercisable within 60 days after September 26, 2005.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, currently constitute the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of September 26, 2005:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Tom Wyler(1)	2001	President and Executive Chairman of the Board of Directors of the Company	14.56%

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Dana Tamir(3)	2000	Owner and establisher of PureWaters	0.27%
Alex Hilman(3)	2002	Partner in an Israeli accounting firm	0.08%

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Gil Weiser(2)(3)	2004	High-tech academic executive	--
Chaim Labenski(1)(2)(3)	2002	Investment advisor	0.08%

*	All of the Company’s directors were granted an aggregate of 430,000 options exercisable into 430,000 Shares, subject to certain adjustments, at exercise prices ranging from US $2.38 to US $18.75 per option. As of September 26, 2005, 203,646 options have vested, but none were exercised. The percentages were calculated based on the number of Shares held by each director including Shares subject to options that are currently exercisable or exercisable within 60 days of September 26, 2005.
**	See also note 2 to the table of Beneficial Ownership of Securities by certain Beneficial Owners and Management above.

(1) Member of the investment committee.
(2) Member of the compensation committee.
(3) Member of the audit committee.

        Tom Wyler serves as the Company’s President and Executive Chairman of the Board of Directors since November 2004. Since his investment in the Company in September 2001 (through Festin Management Corp.) and until his appointment as President and Executive Chairman, Mr. Wyler served in various senior executive positions in the Company. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir joined the Board of Directors in September 2000. Presently Ms. Tamir is serving as Head of Operations for Comverse MMS. Dana is the owner and establisher of PureWaters, a company that provides water treatment and wastewater purification solutions for the Industrial, Agricultural and Marine markets. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus, Inc., a company that was spun off by Mercury. Prior to that Dana managed and executed large-scale Command Control & Communication real-time systems for the military industry in Israel and Europe.

        Alex Hilman joined the Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served in the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectures taxation in Tel-Aviv University, and has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel Aviv University.

Alternate Directors

        Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        The Company current external directors Mr. Chaim Labenski and Mr. Gil Weiser will continue to serve as external directors for the remainder of their term.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir as directors of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND THEIR REMUNERATION

        Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2005 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

        Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2005, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, of the remuneration of said auditors in accordance with the volume and nature of their services to the Company, as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY’S PURCHSASE OF AN INSURANCE POLICY
CONCERNING DIRECTORS’ AND OFFICERS’LIABILITY, INCLUDING AS
DIRECTORS AND OFFICERS OF THE COMPANY’S SUBSIDIARIES

        Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 5, 2005 until March 31, 2006. Such policy covers a total liability of US $7.5 million. The premium to be paid by the Company with respect to such insurance policy is approximately US $75,000.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of an insurance policy with respect to directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, which terms have been approved by the Audit Committee and Board of Directors, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

AMENDMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION
REGARDING INSURANCE, INDEMNITYAND EXEMPTIONOF DIRECTORS,
OFFICERS, EMPLOYEES AND OTHER PERSONS EMPLOYED BY, DEALING
OR ENGAGED WITH THE COMPANY IN ORDER TO ADJUST THE SAME TO
AMENDMENT NO. 3 TO THE CMPANIES LAW

        Amendment No. 3 to the Israeli Companies Law, 1999 (the “Amendment”) entered into force on March 17, 2005, amended, inter alia, the provisions of the Companies Law regarding the grant of insurance, indemnity and exemptions to directors and officers of Israeli companies. The current articles of association of the Company regarding insurance, indemnity and exemption marked to show changes made in such articles in accordance with the Amendment are attached hereto as Exhibit A.

        Accordingly, it is proposed to approve an amendment to the Company’s articles of association regarding the grant of insurance, indemnity and exemption to conform to the Amendment.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the articles of association of the Company so that the current Article 32 through 35 of the Articles Of Association of the Company is hereby replaced by new Articles 32 through 35, as follows:

CHAPTER SEVEN – INSURANCE, INDEMNITY AND EXEMPTION OF OFFICERS

“32.	Insurance of Officers

	32.1	The Company may insure the liability of an officer therein to the fullest extent permitted by law.

	32.2	Without derogating from the aforesaid the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an officer therein, in any of the following cases:

		(a)	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

		(b)	a breach of the fiduciary duty vis-a-vis the Company, provided that the officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

		(c)	a monetary obligation imposed on him in favor of another person.

		(d)	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an officer in the Company.

33.	Indemnity of Officers

	33.1	The Company may indemnify an officer therein, to the fullest extent permitted by law. Without derogating from the aforesaid the Company may indemnify an officer in the Company for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as an officer in the Company, as follows:

		33.1.1	Any financial liability he incurs or imposed on him in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

		33.1.2	Reasonable litigation expenses, including legal fees, incurred by the officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of the Company, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

		33.1.3	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

		33.1.4	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify an officer in the Company.

	33.2	Advance indemnity

The Company may give an advance undertaking to indemnify an officer therein in respect of the following matters:

		33.2.1	Matters as detailed in Article 33.1.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board of Directors, are anticipated in light of the Company’s actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board of Directors as reasonable under the circumstances. The indemnification undertaking shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement, which the Board of Directors determined to be reasonable under the circumstances.

		33.2.2	Matters as detailed in Article 33.1.2 and 33.1.3.

		33.2.3	Any matter permitted by applicable law.

	33.3	Retroactive indemnity

The Company may indemnify an officer therein, save for the events subject to any applicable law.

34.	Exemption of Officers

The Company may exempt an officer therein in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted by law.

35.	Insurance, Exemption and Indemnity – General

	35.1	The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law;

	35.2	Articles 32 through 35 shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

	35.3	An undertaking to insure, exempt and indemnify an officer in the Company as set forth above shall remain in full force and effect even following the termination of such officer service with the Company.”"

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY THE
COMPANY’S DIRECTORS AND OFFICERS WHO ARENON-CONTROLLING
SHAREHOLDERS OF THE COMPANY AND THE ISSUANCE OF LETTERS OF
INDEMNIFICATION ACCORDINGLY

        Subject to the adoption of the resolution to amend the Company’s articles of association regarding insurance, indemnity and exemption, as stated in Proposal No. 4 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify the Company’s current and future directors and officers, who are non-controlling shareholders of the Company, in accordance with the following principles:

    (A).        The aggregate indemnification amount pursuant to all the letters of indemnification issued and/or that shall be issued by the Company pursuant to the Company’s undertakings to prospectively indemnify its directors and officers shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 7.5 million US Dollars, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time with respect to matters covered by such letters of undertaking to prospectively indemnify. The Board of Directors has determined that, considering the scope and type of activity of the Company, this amount is reasonable under the circumstances.

    (B).        The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under law) to the following events that, in the opinion of the Board of Directors, are foreseeable as of the date hereof:

(1)	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;

(2)	Conducting tender offers and any thing related thereto;

(3)	A “Transaction” within the meaning of Section 1 of the Companies Law[1], including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such “Transaction”;

(4)	Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated thereunder, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq-NM, or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

[1]	Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

(5)	Any resolution with respect to distribution, as defined in the Companies Law;

(6)	Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

(7)	Taking part in tenders;

(8)	The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

(9)	An act in contradiction to the articles or memorandum of association of the Company;

(10)	Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements, other employees benefits (including allocation of securities to employees) and harassment suits;

(11)	Any action or decision in relation to work safety and/or working conditions;

(12)	Negotiation for, signing and performance of insurance policy;

(13)	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

(14)	Decisions and/or acts pertaining to the environment, including dangerous substances;

(15)	Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;

(16)	Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

(17)	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

(18)	Reporting and/or filing of applications to the state authorities and other authorities; and

(19)	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by the Company or otherwise affiliated therewith.

        Accordingly, the Company shall issue from time to time letters of indemnification to its current and future directors and officers, who are not considered controlling shareholders of the Company, in the form attached hereto as Exhibit B.

        It is clarified that letters of indemnification to be issued by the Company to its directors and officers as stated above do not derogate in any way from any indemnification undertaking the Company has made in the past, provided however, that the aggregate indemnification amount pursuant to all letters of indemnification issued or that shall be issued by the Company will not exceed the indemnification amount stated in Section (A) above.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 4 above, of a prospective undertaking to indemnity its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification in the form attached hereto as Exhibit B accordingly, having been approved by the Company’s Audit Committee and Board of Directors, be, and same hereby is, approved”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A PROSPECTIVE UNDERTAKING TO INDEMNIFY MR. TOM
WYLER, THE PRESIDENT AND EXECUTIVE CHAIRMAN OF THE BOARD OF
DIRECTORS, WHO IS ALSO CONSIDERD AS THE CONTROLLING
SHAREHOLDER OF THE COMPANY AND THE ISSUANCE OF LETTERS OF
INDEMNIFICATION ACCORDINGLY

        Following the adoption of a resolution to amend the Company’s articles of association regarding insurance, indemnity and exemption, as stated in Proposal No. 4 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify Mr. Tom Wyler, the President and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company and the issuance of a letter of indemnification in the form attached hereto as Exhibit B accordingly. The indemnity proposed to be granted to Mr. Wyler is identical to the indemnity granted to all other directors and officers of the Company, as described in Proposal No. 5 above.

        For a description of the principles applying to such prospective indemnification undertaking, see Proposal No. 5 above.

        The Audit Committee and Board of Directors stated in their approval that the indemnification granted to Mr. Tom Wyler is identical to the indemnity granted to other directors and officers of the Company and is customary in companies of the type and size of the Company.

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company, in accordance with the Amendment and following the adoption of a resolution to amend the Company’s articles of association in accordance with Proposal No. 4 above, of a prospective undertaking to indemnify Mr. Tom Wyler, the President and Executive Chairman of the Board of Directors, who is also considered the controlling shareholder of the Company and the issuance of a letter of indemnification in the form attached hereto as Exhibit B accordingly, having been approved by the Company’s Audit Committee and Board of Directors, be, and same hereby is, approved. “

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2004.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Tom Wyler, President and Executive Chairman of the Board of Directors

October 5, 2005